October 27, 2003

Alpharma Reports Third Quarter 2003 Results

Fort Lee, NJOctober 27, 2003 Alpharma Inc. (NYSE:ALO), a leading global specialty pharmaceutical company, today reported a third quarter net loss of $2.5 million, or $(0.05) diluted loss per share, including a loss from discontinued operations of $4.3 million after-tax, or $(0.08) diluted loss per share. The loss from discontinued operations reflects the previously disclosed sale of the company's French business. Third quarter 2003 net income and diluted earnings per share ("DEPS") from continuing operations were $1.8 million and $0.03, respectively. These results include a pre-tax charge of $5.4 million or $0.07 DEPS for the establishment of reserves relating to allowances for sales made in prior periods in the company's International Generics ("IG") business in The Netherlands. DEPS from continuing operations in the third quarter of 2003, when adjusted for the charge for increased sales allowance reserves, was $0.10, at the low end of the company's most recent estimate for third quarter 2003 results. In 2002, the company reported a diluted loss per share from continuing operations of $(0.11), including impairment charges of $0.47.

"While we are making progress on the FDA issues in our U.S. Human Pharmaceuticals business, the remediation continues to impact 2003 results negatively," commented Ingrid Wiik, President and Chief Executive Officer of Alpharma. "On a more positive note, we continue to generate free cash flow and reduce debt. In addition, the FDA has confirmed that our Elizabeth solid dose facility is eligible for new product approvals."

Revenues in the third quarter of 2003 were $309.7 million versus $320.0 million in the third quarter of 2002, a decline of 3%. Excluding the impact of foreign currency and the sales allowance adjustment, revenues declined 4% driven by the Animal Health business. Free cash flow, defined as operating cash flow after capital expenditures and dividend payments, was approximately $26 million in the quarter. Total debt at September 30, 2003, was $863 million compared to $892 million at June 30, 2003.

Discontinued Operations

On September 30, 2003, the company completed the previously disclosed sale of its French generics business to Zydus Cadila for approximately $6 million. As a result, the company reported a loss from discontinued operations of $4.3 million in the third quarter, $3.7 million related to the sale transaction and $0.6 million related to third quarter results of the French operation. The loss on the transaction includes the write-off of a proportional amount of goodwill related to the French business. Prior period results have been adjusted for comparative purposes.

Sales Allowance Adjustment in The Netherlands

In the course of an internal audit review completed late in the third quarter of 2003, the company determined that certain sales allowances had been recorded when paid at its generics business in The Netherlands. This practice had been in place for over ten years. The company's policy is to accrue these sales allowances when the related revenue is recorded. The impact of not accruing for these sales allowances was immaterial to previous annual and quarterly results. Had these amounts been accrued in accordance with company policy in prior periods, the impact on DEPS would have been less than $0.01 in 2001 and 2003, and approximately $0.02 in 2002.

In order to establish sales allowance reserves in The Netherlands in line with company policy, the company recorded a pre-tax charge of $5.4 million ($3.5 million after-tax) in the third quarter. When the company disclosed its most recent guidance in September 2003, management was unaware of the need to include this charge in its outlook.

Third Quarter 2003 Business Review

Human Pharmaceuticals

U.S. Pharmaceuticals: U.S. revenues decreased 3% in the quarter compared to the prior year driven by reduced liquid dose generic sales.

Operating margins declined to 7.7% from 19.4% last year, due primarily to reduced generic liquid dose sales and production and ongoing remediation efforts, including approximately $3 million of incremental external consulting costs. In addition, approximately $4 million of inventory write-offs were recorded in the third quarter of 2003 related to product and warehouse rationalizations.

As previously disclosed in 2003, the company reduced its liquid generic product offering to facilitate remediation efforts at the Baltimore plant. In October 2003, the company completed a review of its liquid dose business cost structure and reduced personnel, primarily manufacturing, by approximately 15%. In the fourth quarter of 2003, the company will record a pre-tax charge of approximately $1.3 million related to these actions. This charge will be partially offset by savings. The company expects this workforce reduction to generate annual cost savings of approximately $6 million.

The company's Elizabeth facility is now eligible for new product approvals and the company expects approximately 8 to 10 solid dose product launches, excluding gabapentin, over the next 18 months.

International Generics: Revenues were $82.3 million in the quarter, an increase of 1% from last year's third quarter. Excluding positive currency impacts, revenues decreased approximately $7 million or 8%. Approximately $5 million of this decline relates to the recording of increased reserves for sales allowances in The Netherlands. Excluding this charge and the impact of foreign currency, IG revenues declined 2%, reflecting continued competitive pressures in major markets.

IG operating margins were 3.4% in 2003 compared to 11.9% in the third quarter of 2002. The margin decline is primarily due to the charge to increase reserves for sales allowances in The Netherlands. Excluding this charge, margins in the third quarter of 2003 were 9.4%. The launch of omeprazole favorably impacted margins in 2002.

Active Pharmaceutical Ingredients: API revenues increased to $24.3 million compared to $19.5 million in 2002, an increase of 25%. Excluding the impact of foreign currency, revenues grew 20%. This growth was driven by significant price increases on selected products, partially offset by reduced volumes and unfavorable mix. Operating margins declined to 32.1% compared to 41.5% in 2002, as increased pricing was more than offset by lower volumes, unfavorable product mix, and production delays and costs related to the recently completed expansion of Vancomycin manufacturing capacity in Copenhagen. In addition, in the third quarter of 2003, the company recorded charges of $1.5 million in connection with an initial payment related to the execution of an exclusive supply agreement for one of its future products.

Animal Health

Third quarter 2003 revenues declined to $73.9 million compared to $84.6 million in 2002. Revenue declines reflect increased competition in the swine and cattle segments. Third quarter 2003 operating income includes an insurance recovery for business interruption of $2.7 million related to the fire at the company's Lowell facility in 2001. Operating margins were negative 31.9% in 2002, including an impairment charge of $37.1 million related to an Animal Health product. Excluding this impairment charge, operating margins were 11.9% in 2002 compared to 6.1% in 2003, excluding the insurance recovery. The decline in 2003 margins is attributable to lower prices due to generic competition in the swine and cattle segments.

Third Quarter Comparison of Other Consolidated Income Statement Items

Interest expense and amortization of debt issuance costs decreased $3.2 million year-to-year due to decreased debt levels, lower interest rates, and reduced amortization. In the second quarter of 2003, the company refinanced certain debt and is benefiting from lower interest rates.

Other income (expense) was $0.6 million of income in 2003 compared to $1.3 million of expense in 2002, principally reflecting foreign exchange gains in 2003 compared to losses in 2002.

The effective tax rate in the quarter for continuing operations was a benefit of 25%. A 29% effective rate was used in the first half of 2003. The tax rate was adjusted in the third quarter to reflect a full year 2003 effective tax rate for continuing operations of 26% as a result of the global mix of earnings.

Remediation

Operating margins in the company's U.S. Pharmaceutical business in 2003 are negatively impacted by remediation requirements at the company's Baltimore and Elizabeth sites. Third quarter 2003 results include $4 million of remediation spending related to external consultants. Year-to-date spending for external consultants was $16 million. The company continues to anticipate full year 2003 remediation spending related to external consultants of $18 million. In addition to this spending, the company has increased quality and manufacturing personnel to comply with cGMP requirements.

The current FDA status at the company's Elizabeth site permits solid dose new product approvals and the company is preparing for product pre-approval inspections at this facility and for a general re-inspection at Baltimore.

Outlook

The company is revising its expectations for the fourth quarter and full year 2003. The company currently expects fourth quarter 2003 DEPS from continuing operations in the range of $0.25 to $0.35 and full year DEPS from continuing operations in the range of $0.75 to $0.85, before certain non-operating items discussed below. These reduced estimates primarily reflect a slower recovery of the company's U.S. liquid generics business. The previous estimate for the fourth quarter was $0.40 - $0.45 and $0.90 - $1.00 for the full year.

Given the strong third quarter cash performance, the company is increasing its full year free cash flow estimate to $55 million, excluding debt placement fees paid in the second quarter. The company expects to continue to be in compliance with its debt covenants.

"In our U.S. generics business, remediation and liquid dose sales continue to challenge us," commented Ingrid Wiik, President and Chief Executive Officer of Alpharma. "We are continuing our focus on compliance, company-wide cost reduction programs, and dispositions of non-strategic assets. Most importantly, we expect our ability to secure new solid dose product approvals will result in several launches and generate revenue growth over the next year."

The company's fourth quarter 2003 outlook assumes the ability to operate its Baltimore and Elizabeth plants at presently estimated production levels, remediation spending consistent with comments above, strong performance by the API business, and normal seasonal patterns in the Animal Health business. Assumptions inherent in the company's outlook could be impacted by future FDA actions or new information acquired as the company continues to implement its corrective action plan. The company's outlook excludes the potential effect of any future non-operating transactions or events and charges for workforce reductions. The full year earnings estimate is based upon results from continuing operations and excludes the charge to increase the sales allowance reserve recorded in the third quarter and the loss on extinguishment of debt recorded in the second quarter. Including these items, the GAAP diluted earnings per share from continuing operations estimate for the full year 2003 would be $0.35 to $0.45. The company has excluded the impacts of these items in this outlook to be consistent with the company's original estimates for 2003.

Presentation of Information in this Press Release

In an effort to provide investors with additional information regarding Alpharma's results as determined by U.S. Generally Accepted Accounting Principles (GAAP), the company also discloses certain non-GAAP information which management utilizes in its analysis of its business and which it believes also provides useful information to investors. Within this press release, the company has disclosed the impact on DEPS of the loss on extinguishment of debt, the sale of its French generic drug unit, and the charge for sales allowance reserves in The Netherlands on results of operations. The company discloses these items to assist the reader in understanding the impact of these charges on the company's financial results and the earnings generated by operations that the company believes can be more meaningfully compared with prior periods and forecasts.

Alpharma press releases are also available at our website: http://www.alpharma.com.

If you would like to receive Alpharma press releases via email please contact: investorrelations@alpharma.com.

Alpharma management will hold a conference call to discuss third quarter 2003 results at 8:30 A.M Eastern Standard Time on October 28, 2003. A powerpoint presentation which management will refer to on the call is available at www.Alpharma.com The call will be open to all interested parties and may be accessed by using the following information:

CONFERENCE CALL ACCESS
Domestic Dial In: (800) 374-0147
International Dial In: (706) 634-5431

Investors can access the call in a "listen only" mode via the Internet at http://www.streetevents.com or http://www.companyboardroom.com.

In addition, for those unable to participate at the time of the call, a rebroadcast will be available following the call from Tuesday, October 28, 2003 at 12:00 PM Eastern Standard Time until Tuesday, November 4, 2003 at midnight. The rebroadcast may be accessed on the Internet at http://www.streetevents.com or by telephone using the following information:

REBROADCAST ACCESS
Domestic Dial In: (800) 642-1687
International Dial In: (706) 645-9291
Participant Code: 3301348

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Alpharma Inc.
Consolidated Statement of Operations
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Total revenue	$309,710	$320,016	$945,319	$891,318
Cost of sales	197,279	178,181	565,485	507,536
Gross profit	112,431	141,835	379,834	383,782
Selling, general and administrative expenses	80,916	116,618	255,571	273,459
Research and development	14,989	16,698	45,364	49,639
Operating income	16,526	8,519	78,899	60,684
Interest expense and amortization of debt issuance costs	(15,671)	(18,870)	(48,508)	(57,774)
Loss on extinguishment / conversion of debt	--	--	(29,100)	(48,689)
Other income (expense), net	604	(1,294)	2,486	(2,460)
Income (loss) from continuing operations before income taxes	1,459	(11,645)	3,777	(48,239)
Provision (benefit) for income taxes	(372)	(5,911)	(2,711)	(21,505)
Net income (loss) from continuing operations	1,831	(5,734)	6,488	(26,734)
Discontinued operations, net of tax	(602)	(263)	(1,587)	(537)
Loss from disposal of discontinued operations	(3,716)	--	(3,716)	--
Loss from discontinued operations	(4,318)	(263)	(5,303)	(537)
Net income (loss)	$(2,487)	$ (5,997)	$ 1,185	$(27,271)

Average common shares outstanding Basic Diluted	51,751 52,326	51,263 51,263	51,590 52,041	49,296 49,296

Earnings (loss) per common share: Basic
Net income (loss) from continuing operations	$ 0.03	$ (0.11)	$ 0.12	$ (0.54)
Loss from discontinued operations	(0.08)	(0.01)	(0.10)	(0.01)
Net income (loss)	$(0.05)	$ (0.12)	$ 0.02	$ (0.55)
Diluted
Net income (loss) from continuing operations	$ 0.03	$ (0.11)	$ 0.12	$ (0.54)
Loss from discontinued operations	(0.08)	(0.01)	(0.10)	(0.01)
Net income (loss)	$(0.05)	$ (0.12)	$ 0.02	$ (0.55)

Dividends per common share	$ 0.045	$ 0.045	$ 0.135	$ 0.135

ALPHARMA INC.

Consolidated Condensed Balance Sheet

(In thousands)

	September 30, 2003 (unaudited)	December 31, 2002
Current assets	$ 686,025	$ 671,429
Non-current assets	1,600,472	1,625,495
Total assets	$2,286,497	$2,296,924

Current liabilities	$ 331,628	$ 375,216
Long-term debt: Senior Subordinated notes	654,348 179,983	471,561 375,705
Deferred taxes and other	55,219	69,214
Stockholders' equity	1,065,319	1,005,228
Total liabilities and stockholders' equity	$2,286,497	$2,296,924

ALPHARMA INC.

Operating Results by Segment (Unaudited)

(in millions)

Three Months Ended September 30,	Revenues		Operating Income (loss)
	2003	2002	2003	2002

U.S. Pharmaceuticals	$131.7	$135.4	$10.1	$26.3

International Generics	82.3	81.4	2.8	9.7

Active Pharmaceutical Ingredients	24.3	19.5	7.8	8.1

Total Human Pharmaceuticals	238.3	236.3	20.7	44.1

Animal Health	73.9	84.6	7.2	(27.0)

Unallocated and Eliminations	(2.5)	(.9)	(11.4)	(8.6)

Total	$309.7	$320.0	$16.5	$8.5

ALPHARMA INC.

Operating Results by Segment (Unaudited)

(in millions)

Nine Months Ended September 30,	Revenues		Operating Income (loss)
	2003	2002	2003	2002

U.S. Pharmaceuticals	$388.2	$372.8	$29.3	$51.1

International Generics	263.3	230.0	20.9	26.0

Active Pharmaceutical Ingredients	90.8	58.3	46.9	26.9

Total Human Pharmaceuticals	742.3	661.1	97.1	104.0

Animal Health	209.7	233.6	12.8	(18.1)

Unallocated and Eliminations	(6.7)	(3.4)	(31.0)	(25.2)

Total	$945.3	$891.3	$78.9	$60.7